May 7, 2018

Via E-mail

Mr. John Cash

Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

VivoPower International PLC

Form 20-F for the year ended March 31, 2017

Filed August 1, 2017 as amended on August 1, 2017

File No. 1-37974

Dear Mr. Cash:

VivoPower International PLC (the “Company” or “VivoPower”) hereby submits the following responses to the comments received from the U.S. Securities and Exchange Commission Staff (“Staff”) set forth in the Staff’s letter dated April 24, 2018 (the “Comment Letter”) regarding the above-referenced filing of the Company (the “Form 20-F”). For your convenience, each Company response is preceded by the specific Staff comment in the Comment Letter to which the response relates.

Form 20-F for the fiscal year ended March 31, 2017

Consolidated Statement of Comprehensive Income, page F-4

Staff Comment No. 1:

1. We have read your response to our prior comment number one. We note your presentation of gross profit excluding the costs associated with development fees, presents a measure of gross profit that is incomplete, as it excludes costs that you are required to incur to generate revenue. As a result, it appears that your current presentation does not provide your financial statement users any insight into the total cost you incurred to generate your revenue or the amount incurred for other functional activities, such as general and administrative. Accordingly, it appear that you should revise your financial statement presentation to report line items comprised of functional expenses of a similar nature and subtotals of gross profit that are complete. Please refer to paragraphs 15, 29, 85, 85A, 99 and 103 of IAS 1.

Response:

Your comment is noted and we will review the presentation of our expenses by functional activity in our future 20-F filings, with reference to IAS 1.

VIVOPOWER INTERNATIONAL PLC

91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom

T: +44 (0)20 387 12800 | Company Number: 09978410

www.vivopower.com

Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Sincerely,

/s/ Carl Weatherley White

Chief Executive Officer

VIVOPOWER INTERNATIONAL PLC

91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom

T: +44 (0)20 387 12800 | Company Number: 09978410

www.vivopower.com